Exhibit 99.1

Mobilicom to Participate at Enforce Tac 2026, Germany’s Prominent Trade Fair for Security and Defense

Palo Alto, California, Feb. 24, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it will attend Enforce Tac 2026, Germany’s prominent trade fair for security and defense, being held February 23–25, 2026, in Nuremberg, Germany.

Mobilicom’s participation at Enforce Tac 2026 reflects the Company’s strategic commitment to expanding its footprint across the European Union—a high-growth market currently driven by heightened geopolitical tensions and increased defense investment by NATO member states.

Management intends to leverage this premier forum to engage in discussions with key EU distributors and Tier-1 defense customers and identifying emerging opportunities for its end-to-end mission-critical technologies. By fostering these strategic relationships, Mobilicom aims to further strengthen its position as a provider of secure communication and flight control solutions within the global defense sector. Investors, partners, and industry stakeholders are invited to meet with the Mobilicom team during the event to explore its secured autonomy frameworks and resilient communications solutions that define the Company’s vision for the future of defense and security.

Enforce Tac is a restricted-access event that brings together decision-makers, government agencies, law enforcement authorities, military representatives, prime defense contractors, and industry partners to discuss innovations and solutions that strengthen Europe’s security and defense architecture. Under the event’s theme of networked and resilient security, Mobilicom will highlight its advanced solutions designed to ensure mission success in contested operational environments.

“The dynamics of modern tactical operations demand cybersecure solutions that can deliver secure autonomy and communications for drones and robotics, even in highly contested conditions,” said Yair Maor, Vice President Sales EMEA, Mobilicom. “We look forward to engaging with European partners, distributors, and customers at Enforce Tac to discuss how Mobilicom’s technologies meet the critical needs of today’s defense and security markets.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when discussing its intention to leverage the event to engage with key EU distributors and Tier-1 defense customers. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com